Exhibit 12.1

(in thousands)

	2004		2003		2002	2001	2000
Fixed Charges Computation:
Preferred stock dividend	$1,512		$1,491		$2,344	$8,563	$14,382

Interest expenses, including amortization of debt issuance costs, on convertible debt	3,595		863		—	—	—

Total fixed charges and preferred dividends	5,107		2,354		2,344	8,563	14,382

Earnings Computation:
Profit (loss) before equity in income of investee	31,812		8,094		(22,659)	(16,417)	(329,527)
Add:
Fixed charges	5,107		2,354		2,344	8,563	14,382

Earnings as adjusted	$36,919		$10,488		$(20,315)	$(7,854)	$(315,145)

Ratio of earnings to fixed charges	10.3	x	12.1	x	N/A	N/A	N/A

Ratio of earnings to fixed charges and preferred dividends	7.2	x	4.4	x	N/A	N/A	N/A

For the years ended December 31, 2000, 2001 and 2002 earnings were not sufficient to cover fixed charges plus preferred dividends by approximately $329.5 million, $16.4 million and $22.7 million, respectively.